Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: March 2, 2018

The following articles written by third parties were made available to employees of CVS Health Corporation:

CVS/Aetna Merger Received Warmly at House Hearing

MedPage Today

By Joyce Frieden

•	‘Your testimony has been very encouraging,’ says subcommittee chair

The proposed merger of pharmacy giant and pharmacy benefit manager CVS with health insurer Aetna could actually bring more business to some primary care providers, a CVS official told a House subcommittee.

“Sixty-two million Americans don’t have access to adequate primary care,” Thomas Moriarty, executive vice president of CVS Health, said at a hearing on competition in the pharmaceutical supply chain held by the House Judiciary Subcommittee on Regulatory Reform, Commercial and Antitrust Law.

He noted that 50% of those visiting a CVS Minute Clinic urgent care facility don’t have a primary care physician. When a Minute Clinic first goes into an area, “We ask [primary care physicians] if they’re taking referrals, and if they are, we put them on a list so if a patient comes into a Minute Clinic and says they don’t have a primary care physician, we emphasize the need to have one” and recommend those on the list.

In addition, “50% of visits to Minute Clinics are on nights and weekends when core primary care is not available,” Moriarty continued. “The ability to extend out and have available primary care at off-hours is clearly something we can build out even more so with Aetna.”

That will also reduce emergency department (ED) visits — roughly one-third of which are unnecessary — and reduce costs for patients, since an average Minute Clinic visit is $75-$80 compared with $600-800 out-of-pocket for an ED visit, he said.

But Moriarty also discussed his company’s intention to penetrate further into the primary care arena. “We can modify services at our clinics to fill primary care gaps,” he said. “We will see a much more clinical approach to Minute Clinics as we go forward... today Minute Clinics address 40% to 45% of what can be done at primary care [offices]; we envision over the next year or so we can expand that to about 90%.”

That expansion “will not involve having to do x-rays or the ability to fix broken bones — it will be much more acute conditions [like] ear infections, eye infections, skin abrasions, flu... and more importantly chronic care management,” he said. “As diabetes becomes more and more of an issue, that ability to interface with patients on a much more regular basis, making sure they’re compliant with their [hemoglobin] A1c testing, taking their medications — that chronic care counseling becomes a very big part of what we do going forward.”

The chief executives of the two companies spent much of their witness time explaining the benefits of the merger. Rep. Val Demings (D-Fla.) asked how the proposed merger would benefit underserved communities.

“I think we all recognize that not only is healthcare complicated but the status quo is unacceptable,” said Thomas Sabatino, executive vice president of Aetna. “We believe that by getting close to our communities, getting much more focused on our people and their issues, we can get at the social determinants of health... This transaction allows us an opportunity to do that, to get where the people are, in every community in which we [are in].”

Moriarty noted that estimates suggest that a third of the money spent on healthcare in the U.S. is spent inappropriately. “We’re looking at solutions for how we can get to that — [including] unnecessary [ED] visits and lack of compliance,” he said. The ability to integrate electronic health record data with CVS’s pharmacy data is something “we think will make a real difference.”

Most members of the subcommittee seemed favorably disposed to the planned merger, which still needs Federal Trade Commission approval. “Your testimony has been very encouraging,” said subcommittee chair Rep. Tom Marino (R-Pa.), who added he was also speaking on behalf of Rep. David Cicilline (D-R.I.), the committee’s ranking member.

But one member expressed some concerns. “You argue that the proposed transaction will benefit consumers and lower healthcare costs,” said Rep. Jerrold Nadler (D-N.Y.) to Moriarty. “Will these [lower costs] be passed onto consumers in terms of lower prices for healthcare services and prescription drugs, and how do we know that?”

“As we lower the cost of care, it will be reflected in lower premiums,” Moriarty responded. He noted that as an employer CVS recently implemented a pharmacy benefit plan that include a zero copay for generics as well as for certain categories of brand-name drugs, such as diabetes drugs, and found that the population was healthier as a result, which was very instructional.

The subcommittee also heard from four outside experts, most of whom praised the merger plan. “Often medical and pharmacy insurance benefits are offered by different firms, and ] PBMs [pharmacy benefit managers] are often focused on how their decisions on copays and which drugs to cover affect drug spending rather than [on] total health spending,” noted Craig Garthwaite, PhD, director of the Health Enterprise Management Program at Northwestern University in Chicago.

For example, a PBM may seek to minimize diabetes drug spending even though better medication adherence can reduce diabetes-related hospitalizations. “A merged CVS/Aetna will have both the incentives and the information to offer a more coordinated benefit that considers these spillovers,” Garthwaite said.

Lawrence Wu, PhD, president of Nera Economic Consulting, applauded the potential ability of the merged company to deliver care in Minute Clinics, which will be less expensive than an ED. “Half of all admissions to hospitals come through the ED, which is an expensive place. If the proposed transaction can reduce the costs of diagnostic care... then the proposed transaction is a big step forward,” he said.

But George Slover, senior policy counsel at Consumers Union, expressed some hesitation. “Encouraging Aetna policyholders to use Minute Clinic for simple, routine care instead of a hospital ED... might result in lower costs for consumers — might,” he said. Often, the benefits of such mergers “turn out to be illusory or imagined... and we could instead see reduced competition which brings no benefit, except to CVS/Aetna.” Link to Original

Before House panel, Cicilline backs CVS’ $69B deal to buy Aetna

The Providence Journal

By Patrick Anderson

Rhode Island Congressman David Cicilline, the ranking Democrat on a House panel on anti-trust issues, defended Rhode Island-based CVS Health’s proposed $69-billion merger with insurer Aetna in a hearing this week.

Cicilline, whose district includes CVS’ Woonsocket headquarters, told members of the House Judiciary Committee’s Subcommittee on Regulatory Reform, Commercial and Antitrust Law that the pharmaceutical industry, and its resistance to generic drugs, were the primary driver of soaring drugs costs, not retail pharmacies or pharmacy benefits managers such as CVS.

“...There is evidence that [pharmacy benefit managers] reduce costs and improve patient outcomes, while retail pharmacies save consumers and health insurers billions of dollars by automatically substituting generic drugs for branded drugs when available,” Cicilline said, according to a copy of his prepared remarks. “But make no mistake — simply demonizing or scapegoating PBMs and retail pharmacies in the drug supply chain is a distraction from the leading causes of high-drug prices.”

Then he turned to the question of whether combining CVS with a large insurer would reduce competition in either the pharmacy or health insurance markets, noting that a court blocked a proposed merger between Aetna and Humana last year.

“Although I do not take a position on the legality of the proposed transaction, there appears to be a sharp contrast between CVS Health’s proposed acquisition of Aetna and prior attempted mergers that would have contributed to the collapse of competition in health insurance markets,” Cicilline said, before introducing members of CVS’ executive team to the rest of the committee.

Cicilline, a Democrat, has criticized consolidation and mega-mergers in recent months, decrying “the hoarding of economic growth by corporate monopolists” in a Washington speech in December.

But of CVS, he told The Journal, “They provide good-paying jobs for 8,000 Rhode Islanders and generate billions of dollars in economic activity each year,” after the Aetna deal was announced. Link to Original

Amid PBM Market Concerns, Express Scripts Sets High Retention Goal

Forbes

By Bruce Japsen

•	Express Scripts CEO said the company expects to reach a “96% to 98%” retention rate for the 2018 selling season

•	Express Scripts CEO Wentworth said it’s “way too early” for the CVS-Aetna deal to have any impact.

As rival pharmacy benefit managers form closer ties to insurance companies, Express Scripts is under pressure to at least maintain its portfolio of employer and government clients.

Express Scripts Wednesday morning faced several questions from Wall Street analysts concerned the last major standalone PBM may lose business this year amid a turbulent period for pharmacy benefit managers and increasing competition from PBM rivals.

But Tim Wentworth, Express Scripts CEO said the company expects to reach a “96% to 98%” retention rate for the 2018 selling season.

There is pressure on Express Scripts to find new business to replace the coming loss of its relationship with Anthem, the nation’s second-largest health plan that operates Blue Cross and Blue Shield plans in 14 states. Anthem is creating its own PBM, IngenioRx which will begin operations in January of 2020 so Express Scripts will continue to be Anthem’s PBM vendor through Dec. 31, 2019, and “through the transition period in 2020,” Anthem says.

Before Wednesday’s call to discuss fourth quarter earnings and its 2018 outlook, William Blair analyst John Kreger described Wentworth’s retention goal as a “reassuring signal for 2019.”

But other analysts still had questions as health insurance companies close ranks around a model that brings the PBM closer to the health plan in hopes of creating a savvier buyer of prescription medicines while seeking more transparency.

One wild card is the acquisition of Aetna by CVS Health, which owns the rival PBM Caremark. Aetna’s total insurance membership is 22 million and that could grow in the future given CVS’ relationship with health systems across the country between its pharmacies and local doctor practices and hospitals.

But Express Scripts CEO Wentworth said it’s “way too early” for the CVS-Aetna deal to have any impact.

In addition, Express Scripts faces an aggressive UnitedHealth Group, which owns the OptumRx PBM. Meanwhile, Prime Therapeutics, a PBM owned by Blue Cross and Blue Shield plans is forming closer ties with Walgreens Boots Alliance.

“We have to focus on our attributes,” Wentworth. “The rest takes care of itself.” Link to Original

Express Scripts would look at Medicare pharmacy drug plan deals: CEO

Reuters

By Caroline Humer

Express Scripts Holding Co will take a look at any Medicare pharmacy drug plans up for sale including those of Aetna Inc or CVS Health Corp, Express Scripts’ chief executive officer said on Wednesday, as its rivals seek antitrust approvals for their $69 billion deal.

CEO Tim Wentworth was speaking to Wall Street analysts about the company’s interest in expanding managing pharmacy benefits under the federal Medicare program for older or disabled people a day after the company reported higher fourth-quarter profit.

“If a meaningful book of business is coming to the market, we would take a look,” Wentworth said.

Analysts have speculated that CVS and Aetna will need to sell some plans to please antitrust regulators.

The CVS-Aetna combination would lower costs and offer more competitive Part D Medicare drug plans, CVS spokesman David Palombi said.

The deal is “a complementary transaction with minimal overlap in the Medicare Part D segment and there are many large and significant competitors that offer Part D plans,” Palombi said.

Aetna declined to comment.

Express Scripts shares fell 2.3 percent to $76.64 while CVS added 0.1 percent at $68.30, and Aetna was up 0.6 percent at $177.37 in morning trading. Link to Original

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 14, 2018, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.